

October 18, 2010

David Matthews
Altegris Investments, Inc.
1200 Prospect St., Suite 400
La Jolla, California 92037

> **Re: Altegris QIM Futures Fund, L.P.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed September 10, 2010**
> **File No. 000-53815**

Dear Mr. Matthews:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your statement on page 3 that you do not believe you are subject to registration under the Investment Company Act. We also note that you reserve the right to invest in forward contracts. Please advise us why you believe the partnership is not an investment company subject to registration and regulation under the Investment Company Act. Please note that we will refer your response to the Division of Investment Management for further review.

Narrative Description of Business, page 3

2.   We note your response to comment 6 from our letter dated December 1, 2009. Please further revise the disclosure to identify, as of recent date, the allocation of your assets among futures contracts, currencies, options on futures contracts and forward contracts. Also, please revise to describe the counterparties to your forward contracts.

 (v) Use of Proceeds, page 6

3.   Please tell us whether you have been subject to margin calls. If so, quantify the amount of such margin calls. We note your general discussion of market factors that could potentially impact the percentage of your assets held as initial margin. Please revise to specifically disclose whether your historical margin requirements have been higher than the anticipated range of 5 to 20%.

Narrative Description of the Business

(vi) Charges, page 8

4.   We have reviewed your response to comment number 8 and the disclosures regarding the organizational costs and ongoing offering costs included within your amended filing. Please tell us how your current policy regarding each of these costs complies with US GAAP. Within your response, please tell us whether you have accrued any liability for the amounts to be reimbursed to the General Partner and management's justification for their current accounting treatment.

5.   *Various service providers.* We note your response to comment 12 in our letter dated December 1, 2009. Please revise to provide a more detailed explanation of why the General Partner receives a fixed administrative fee in light of the partnership's responsibility to pay its own operating expenses. Clarify why the parties believe the Management Fee is not sufficient to cover the General Partner's overhead expenses. Please also revise to clarify whether the General Partner will receive the administrative fee regardless of whether actual expenses exceed the Operating Expense Cap.

Item 13. Financial Statements and Supplementary Data

Altegris Portfolio Management, Inc.

6.   We note your response to prior comment 15 and reissue the comment. Please tell us whether Altegris Portfolio Management, Inc. is relying upon the support of Altegris Capital, LLC to fund its operations. If so, please amend to include disclosure within your filing, where appropriate, to indicate that Altegris Portfolio Management, Inc. is reliant upon Altegris Capital, LLC and provide the audited balance sheet of Altegris Capital, LLC. Refer to Rule 8-07 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: James B. Biery
        Nathan A. Howell, Esq.
        Sidley Austin LLP *(via facsimile)*